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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2001


                              DEUTSCHE TELEKOM AG

                (Translation of registrant's name into English)

                           Friedrich-Ebert-Allee 140
                                   53113 Bonn
                                    Germany

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No X
                                     ---      ---
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     This Report on Form 6-K is incorporated by reference into the Registration
Statement on Form F-4 filed by Deutsche Telekom AG with the Securities and Exchange Commission on October 4, 2000 under Registration No. 333-47294, as amended.

     This Report on Form 6-K was originally filed by Deutsche Telekom AG with the Securities and Exchange Commission on February 21, 2001 as a paper filing. This electronic filing is a copy of the original paper filing.
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Ad hoc notification by Deutsche Telekom AG in accordance with Section 15 of the
Security Trading Act (WpHG)

Bonn, February 21, 2001


DEUTSCHE TELEKOM MAKES FURTHER PROGRESS IN THE DISPOSAL OF NON-CORE ACTIVITIES

Registration Statement relating to sale of Sprint-FON shares filed with SEC - Positive effect on earnings in 2001 expected - New valuation of land and property assets as part of accelerated sale of real estate leads to a EURO 2 billion non scheduled writedown - 2000 net profit adjusted from EURO 7.4 billion to EURO 5.9 billion

Deutsche Telekom today confirmed two further steps in its strategy to dispose of non-core activities and to focus on its four pillar strategy.

Sprint Corporation has filed a registration statement with the U.S. Securities and Exchange Commission (SEC) covering the public offering by Deutsche Telekom and France Telecom of all of the Sprint FON shares owned by them.

Deutsche Telekom expects to offer 76.2 million of the Sprint FON shares owned by it and to grant the underwriters for the offering an over-allotment option for the remaining 11.4 million shares owned by it. The shares owned by Deutsche Telekom have a total market value, at the current share price, of approximately Dollar 2.0 billion or Euro 2.1 billion.

The offering is expected to be made later in the first quarter of 2001 through underwriters led by Goldman, Sachs & Co., Morgan Stanley Dean Witter and UBS Warburg LLC.

Moreover, Deutsche Telekom has decided to pursue a new strategy to more aggressively dispose of a significant part of its real estate portfolio. As part of this process, Deutsche Telekom is reviewing the value of its real estate portfolio and has decided to take a special write-down for its land values in an amount of Euro 2 billion
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before taxes in the fourth quarter of 2000 compared to a total real estate portfolio book value of Euro 17.2 billion. On an after tax basis this will lead to an adjustment of the preliminary announced profit of Euro 7.4 billion to Euro 5.9 billion for the full year 2000. This write-down has no cash effect or any effect on the continuing business operations. As previously disclosed, the Bonn District Prosecutor opened an investigation into allegations in the press and elsewhere asserting that the book values recorded by Deutsche Telekom for its real property have been improperly established and maintained under applicable German accounting principles. Deutsche Telekom continues to dispute these allegations and expects, but cannot be assured, that this adjustment will be helpful in resolving the investigation.

With these measures, Deutsche Telekom has further underscored its strategy of focus on four growth businesses--Mobile, Online, Systems and Access. As part of the strategy to dispose of non-core activities, Deutsche Telekom's minority shareholdings in Global One and Wind and majority shareholdings in cable businesses in Northrhine-Westphalia and Hassia have been sold in the last year.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

When available, copies of the preliminary prospectus relating to the offering may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, attn: prospectus dept.; Morgan Stanley Dean Witter, 1585 Broadway, New York, New York 10038, attn: prospectus dept.; or UBS Warburg LLC, 299 Park Avenue, New York, New York 10171, attn: prospectus dept.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    DEUTSCHE TELEKOM AG



Date: February 21, 2001             BY: /s/ Rolf Ewenz-Sandten
                                        ----------------------------------
                                    Name:   Rolf Ewenz-Sandten
                                    Title:  Assistant Director